                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                     WITH RESPECT TO DIALOGIC CORPORATION

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.       )*

                              DIALOGIC CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   25249910-8
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                         SANTA CLARA, CALIFORNIA 95052
                           TELEPHONE: (408) 765-8080
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  MAY 31, 1999
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------------
    CUSIP No. 25249910-8
---------------------------------------

----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          INTEL CORPORATION
          94-1672743
----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*   (a)      [
          ]
          (b)      [ ]
----------------------------------------------------------------------
    3     SEC USE ONLY
----------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          WC
----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [
          ]
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
----------------------------------------------------------------------

                                    7     SOLE VOTING POWER
                                          3,400,000
                                ----------------------------------------------------------------------
                                    8     SHARED VOTING POWER
                                          5,573,586(1)
                                ----------------------------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
                                          3,400,000
                                ----------------------------------------------------------------------
                                   10     SHARED DISPOSITIVE POWER
                                          0

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          8,973,586(1)
----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [
          ]
          EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.8%(1)
----------------------------------------------------------------------
   14     TYPE OF PERSON REPORTING*
          CO
----------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of 5,573,586 shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares.

                                  SCHEDULE 13D
---------------------------------------
    CUSIP No. 25249910-8
---------------------------------------

----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          INTEL LMH ACQUISITION CORPORATION
----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*   (a)      [
          ]
          (b)      [ ]
----------------------------------------------------------------------
    3     SEC USE ONLY
----------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          AF
----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [
          ]
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW JERSEY
----------------------------------------------------------------------

                                    7     SOLE VOTING POWER
                                          0
                                ----------------------------------------------------------------------
                                    8     SHARED VOTING POWER
                                          5,573,586(2)
                                ----------------------------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
                                          0
                                ----------------------------------------------------------------------
                                   10     SHARED DISPOSITIVE POWER
                                          0

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,573,586(2)
----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [
          ]
          EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.6%(2)
----------------------------------------------------------------------
   14     TYPE OF PERSON REPORTING*
          CO
----------------------------------------------------------------------

(2) The Reporting Person disclaims beneficial ownership of all such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares.

                                  SCHEDULE 13D
---------------------------------------
    CUSIP No. 25249910-8
---------------------------------------

ITEM 1. SECURITY AND ISSUER:

          (a): The name and address of the issuer is Dialogic Corporation, a New Jersey corporation (the "Company"), which has its principal executive offices at 1515 Route 10, Parsippany, New Jersey, 07054.

          (b) The title and class of equity securities to which this statement relates is the common stock, no par value, of the Company (the "Shares").

          The information set forth in "INTRODUCTION" of the Offer to Purchase, a copy of which is attached hereto as Exhibit A (the "Offer to Purchase"), is incorporated herein by reference. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 2. IDENTITY AND BACKGROUND:

          (a) - (c), (f): This statement is filed by Intel Corporation, a Delaware corporation ("Intel"), and Intel LMH Acquisition Corporation, a New Jersey corporation ("Purchaser" and, together with Intel, the "Reporting Persons").

          The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Intel, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) set forth in "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel" and Schedule I ("Directors and Executive Officers of Intel and Purchaser") of the Offer to Purchase is incorporated herein by reference.

          (d): During the last five years neither Intel, Purchaser nor any officer or director of Intel or Purchaser has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e): During the last five years, neither Intel, Purchaser nor, to Intel's and Purchaser's knowledge, any officer or director of Intel or Purchaser has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          The information set forth in "THE TENDER OFFER -- 9. Source and Amount of Funds" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement -- Stock Option Agreement" in the Offer to Purchase is hereby incorporated by reference.

          In the event that Intel exercises its right to purchase Shares pursuant to the Stock Option Agreement, dated as of May 31, 1999, by and between the Company and Intel, a copy of which is attached hereto as Exhibit C (the "Stock Option Agreement"), Intel intends to use its available cash on hand.

ITEM 4. PURPOSE OF TRANSACTION:

          (a) - (g), (j): The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement -- Board Representa-

                                  SCHEDULE 13D
---------------------------------------
    CUSIP No. 25249910-8
---------------------------------------

                tion," "-- The Merger," "-- Stock Option Agreement" and
                "-- Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

          (h) and (i): The information set forth in "THE TENDER OFFER -- 14. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

          Except as disclosed in the Offer to Purchase, the Agreement and Plan of Merger, dated as of May 31, 1999, by and among the Company, Intel and Purchaser, a copy of which is attached hereto as Exhibit B (the "Merger Agreement"), the Stock Option Agreement and the Tender and Voting Agreements and Irrevocable Proxies, dated as of May 31, 1999, by and among Purchaser, Intel and certain stockholders of the Company (the "Proxy Grantors"), copies of which are attached hereto as Exhibits D through H (the "Voting Agreements"), neither Intel nor Purchaser has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) - (c): The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement -- Stock Option Agreement" and
                "-- Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

          As a result of Intel's conditional option to purchase certain Shares pursuant to the Stock Option Agreement, Intel may be deemed to own beneficially an aggregate of 3,400,000 Shares (representing approximately 16.6% of the Shares outstanding on May 30, 1999 after giving effect to the issuance of the Shares upon exercise of the option).

          As a result of Purchaser's obtaining an irrevocable proxy with respect to certain Shares pursuant to the Voting Agreements, Purchaser and, indirectly Intel, may be deemed to own beneficially an aggregate of up to 5,573,586 Shares (representing approximately 32.6% of the Shares outstanding on May 30, 1999). Each of Purchaser and Intel, however, disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that Purchaser or Intel is, for any or all purposes, the beneficial owner of such Shares.

          (d): The information set forth in "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement -- Voting Agreements" of the Offer to Purchase is incorporated herein by reference. Until the acceptance for payment and payment for Shares tendered pursuant to the Offer, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Proxy Grantor subject to the Voting Agreement.

          (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 9. Certain Information Concerning Purchaser and Intel," "THE TENDER
          OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement -- Stock Option Agreement" and "-- Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

                                  SCHEDULE 13D
---------------------------------------
    CUSIP No. 25249910-8
---------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

Exhibit A  Offer to Purchase, dated June 7, 1999
Exhibit B  Agreement and Plan of Merger, dated as of May 31, 1999, by and among the Company, Intel and Purchaser
Exhibit C  Stock Option Agreement, dated as of May 31, 1999, by and between the Company and Intel
Exhibit D  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Nick Zwick, Purchaser and
           Intel
Exhibit E  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among James Shinn, Purchaser and
           Intel
Exhibit F  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Masako H. Shinn, as trustee, Purchaser and Intel
Exhibit G  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Kenneth J. Burkhardt,
           Purchaser and Intel
Exhibit H  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Joanne Burkhardt, as trustee, Purchaser and Intel

                                  SCHEDULE 13D
---------------------------------------
    CUSIP No. 25249910-8
---------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          June 7, 1999

                                          INTEL CORPORATION

                                          By:   /s/ F. THOMAS DUNLAP, JR.
                                            ------------------------------------
                                          Name: F. Thomas Dunlap, Jr.
                                          Title:   Vice President, General
                                                   Counsel
                                              and Secretary

                                          INTEL LMH ACQUISITION CORPORATION

                                          By:  /s/ CARY I. KLAFTER
                                            ------------------------------------
                                          Name: Cary I. Klafter
                                          Title:   Vice President and Secretary

                                  SCHEDULE 13D
---------------------------------------
    CUSIP No. 25249910-8
---------------------------------------

                                 EXHIBIT INDEX

Exhibit A  Offer to Purchase, dated June 7, 1999
Exhibit B  Agreement and Plan of Merger, dated as of May 31, 1999, by and among the Company, Intel and Purchaser
Exhibit C  Stock Option Agreement, dated as of May 31, 1999, by and between the Company and Intel
Exhibit D  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Nick Zwick, Purchaser and
           Intel
Exhibit E  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among James Shinn, Purchaser and
           Intel
Exhibit F  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Masako H. Shinn, as trustee, Purchaser and Intel
Exhibit G  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Kenneth J. Burkhardt,
           Purchaser and Intel
Exhibit H  Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, by and among Joanne Burkhardt, as trustee, Purchaser and Intel